OGRE TECHNICAL NOTES
FOR PRESENT WORTH METHODS

Three present worth methods for discounting net operating cash flow are available in OGRE: Continuous, Mid-Frame and End-Frame. All investments are point discounted. The purpose of this memo is to outline the formulas and methods used to discount investments and net operating cash flow to arrive at a total discounted cash flow.

YEAR END DISCOUNTING METHOD
PVN=FVN
          (1+I)n
Where:
PVN = Present Value of Net Operations Cash Flow
FVN = Future Value of Net Operations Cash Flow
I = Effective Annual Discount Rate
N = Number of Years from P.W. Date (Calculated from the End of a Time Frame)

MID-YEAR END DISCOUNTING METHOD
PVN=FVN
          (1+I)m
Where:
M = Number of Years from P.W. Date (Calculated from the Mid-Point of the Period Cash Flow)

CONTINUOUS DISCOUNTING METHOD
X=1n (1+I)
FVF=e(x*p)-1
          X*P
FVC=FVF*FVN
PVN=FVC
           E(X*N)
Where:
X = Nominal Discount Rate
P = Fraction of the Year that Cash Flow Occurs
FVF = Future Value Factor
FVC = Future Value of Net Operations Cash Flow Continuously Compounded to Year
End
N = Number of Years from P.W. Date - Calculated from the End of a Time Frame

INVESTMENT DISCOUNTING

PVI=FVI
         E(X*IP)

Where:
IP = Number of Years from the Point at which the Investment was made to the P.W. Date
PVN = FVN
(1+I) N
PVN = FVN
(1+I) M
X = ln (1+I)
FVF = e (X*P) - 1
X*P
FVC = FVF * FVN
PVN = FVC
e (X*N)
PVI = FVI
e (X*IP)
Present Value Formulas PW BTAX_BATAX TERMS Page 1 of 1 3/28/2011

PVI = FVI
e (X*IP)